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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 --------------
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                        DECRANE AIRCRAFT HOLDINGS, INC.
                           (Name of Subject Company)

                            DECRANE ACQUISITION CO.
                                    (Bidder)
                                  COMMON STOCK
                         (Title of Class of Securities)

                                 --------------

                                   243662103
                                 (Cusip Number)

                                 Thompson Dean
                   c/o DLJ Merchant Banking Partners II, L.P.
                                277 Park Avenue
                               New York, NY 10172
                           Telephone: (212) 892-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                              George R. Bason, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000
                           CALCULATION OF FILING FEE

       Transaction valuation*                      Amount of filing fee
       ----------------------                      --------------------
            $186,553,000                                $37,310.60

* Value derived by multiplying 8,111,000 (number of shares of common stock of the subject company outstanding on a fully diluted basis) by $23.00 (the purchase price per share offered by the bidder).


[ ]   Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

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CUSIP No. 243662103

     1    NAMES OF REPORTING PERSONS                  DeCrane Acquisition Co.
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS                                      BK; AF; WC; OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                               None

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]

     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A

    10    TYPE OF REPORTING PERSON                                         CO


      Item l.  Security and Subject Company

             (a) The name of the subject company is DeCrane Aircraft Holdings, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 2361 Rosecrans Avenue, Suite 180, El Segundo, CA 90245.


             (b) This Statement relates to the offer by DeCrane Acquisition Co., a Delaware corporation ("Bidder"), to purchase all outstanding shares of Common Stock, $0.01 par value (the "Shares"), of the Company at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.


             (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.


      Item 2.  Identity and Background.

               (a)-(d) This Statement is filed by Bidder. The information set forth in the Introduction, Section 8 "Certain Information Concerning the Purchaser, Finance, Parent, DLJMB and the DLJMB Funds" and Schedules A-O of the Offer to Purchase is incorporated herein by reference.

               (e)-(f) Neither Bidder, nor, to the best knowledge of Bidder, any of the Reporting Entities (as defined in the Offer to Purchase) nor any of the persons listed in Schedules A-O of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

               (a)-(b) The information set forth in the Introduction and Section l0 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

      Item 4.  Source and Amount of Funds or Other Consideration.

               (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

             (c) Not applicable.


      Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

               (a)-(e) The information set forth in the Introduction and
Section 11 "Purpose of the Offer; Plans for the Company; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

               (f)-(g) The information set forth in Section 12 "Effect of the Offer on the Market for the Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

      Item 6.  Interest in Securities of the Subject Company.

               (a)-(b) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Schedules A-O of the Offer to Purchase is incorporated herein by reference.

       Item 7. Contracts, Arrangements, Understandings or
               Relationships with Respect to the Subject Company's Securities.

               The information set forth in the Introduction, Section 8 "Certain Information Concerning the Purchaser, Finance, Parent, DLJMB and the DLJMB Funds", Section 9 "Source and Amount of Funds", and Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

       Item 8. Persons Retained, Employed or to be Compensated.

               The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

       Item 9. Financial Statements of Certain Bidders.

               Not applicable.

       Item 10. Additional Information.

               (a) None.


               (b)-(c) The information set forth in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

             (d) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


             (e) The information set forth in the Introduction and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.


             (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.


      Item 11.  Material to be Filed as Exhibits.

             (a)(l) Offer to Purchase dated July 22, 1998.


             (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).


             (a)(3) Notice of Guaranteed Delivery.


             (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


             (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


             (a)(6) Text of press release issued by Bidder and the Company dated July 17, 1998.


             (a)(7) Form of summary advertisement dated July 22, 1998.


             (b) Commitment letter from DLJ Bridge Finance, Inc. dated July 16, 1998 referred to in Section 9 "Source and Amount of Funds" of the Offer to Purchase.


             (c)(1) Commitment letter from DLJ Capital Funding, Inc. dated July 16, 1998 referred to in Section 9 "Source and Amount of Funds" of the Offer to Purchase.


             (c)(2) Agreement and Plan of Merger between DeCrane Aircraft Holdings, Inc. and DeCrane Acquisition Co. dated as of July 16, 1998.


             (c)(3) Confidentiality Agreement dated June 15, 1998 between DeCrane Aircraft Holdings, Inc. and DLJ Merchant Banking II, Inc.


                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 1998

                                             DECRANE ACQUISITION CO.




                                              By: /s/ Timothy J. White
                                                 ----------------------------
                                                 Name: Timothy J. White
                                                 Title: Vice President


                                 EXHIBIT INDEX


Exhibit No.                              Description                                  Page No.
-----------                              -----------                                  --------
  (a)(l)            Offer to Purchase dated July 22, 1998.


  (a)(2)            Letter of Transmittal (including Guidelines for
                    Certification of Taxpayer Identification Number on
                    Substitute Form W-9).


  (a)(3)            Notice of Guaranteed Delivery.


  (a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.


  (a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.


  (a)(6)            Text of press release issued by Bidder and the Company dated
                    July 17, 1998.


  (a)(7)            Form of summary advertisement dated July 22, 1998.


  (b)               Commitment letter from DLJ Capital Funding, Inc. dated July
                    16, 1998 referred to in Section 9 "Source and Amount of
                    Funds" of the Offer to Purchase.


  (c)(1)            Commitment letter from DLJ Bridge Finance, Inc. dated July
                    16, 1998 referred to in Section 9 "Source and Amount of
                    Funds" of the Offer to Purchase.


  (c)(2)            Agreement and Plan of Merger between DeCrane Aircraft
                    Holdings, Inc. and DeCrane Acquisition Co. dated as of July
                    16, 1998.


  (c)(3)            Confidentiality Agreement dated June 15, 1998 between
                    DeCrane Aircraft Holdings, Inc. and DLJ Merchant Banking II,
                    Inc.